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News from Finet.com
Dan Rawitch            Kevin Theiss            Brian Bailey
Finet Holdings         Rubenstein Investor     Rubenstein &
Corporation            Relations               Assoc., Inc.
925-906-5874           212-843-8096            212-843-9258
dan@theptn.com         ktheis@rir1.com         bbailey@rubenstei
                                               n.com

For Immediate Release

 FiNet.com Announces Fiscal 1999 Year End Results, $20 Million in New Capital
          Commitment, and Letter of Intent for Strategic Acquisition

WALNUT CREEK, CA, June 24, 1999 - FiNet.com Inc. (NASDAQ: FNCM) owner and operator of www.FiNet.com, "America's Home Finance Network," today announced results of operations for its 1999 fiscal year which ended April 30, 1999. Revenues, including those from discontinued business lines were $22.4 million, an increase of 48% over fiscal 1998. FiNet.com's new management has completed its review and evaluation of the company's operations, and has initiated important actions to position the company to aggressively deliver on-line mortgage origination and funding services across the United States through its consumer direct channel and its business to business channel. The company announced that it has significantly strengthened its financial position by obtaining a firm commitment for the private placement of a minimum of $20 million of common stock in Europe. In addition, the company has signed a letter of intent to acquire a privately-held Internet mortgage company. This rapidly growing on-line business would double FiNet.com's consumer channel revenues and create full nationwide scope for our e-commerce lending capabilities.

Management initiatives have been focussed on three primary areas; financial strength, revenue growth, and corporate reorganization. Highlights of accomplishments are:

     1.)  Financial Strength
        We have obtained $33 million in new capital commitments since the end of the fourth fiscal quarter.  These private placements of common stock include investors from both the United States and Europe.  $13 million has been funded and $20 million in a firm commitment is expected to fund shortly.  These securities will not be, nor have been, registered under the Securities Act of
          1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
       We have entered agreements to sell for $2.7 million in cash the remainder of our mortgage servicing portfolio asset of approximately $375 million.
        FY99 financial results were a loss of $37.2 million, compared to a loss of $9.4 million in FY98.  Of the FY99 loss, $17.8 million was associated with discontinued subsidiaries and business lines.  Current cash burn rate is
          ($1.7) million per month, and should improve as revenues increase.
       We have significantly strengthened our access to short-term financing lines in order to implement our business plan and support our planned growth.
          We have entered into a Letter of Intent with GMAC/RFC for a $75 million committed revolving warehouse credit facility and we have an uncommitted repurchase facility available from Fannie Mae (in FY1999, 68% of our loans were sold to Fannie Mae).
       Revenues  for the year were negatively impacted due to  corporate repositioning and recruiting new management, as well as new staff in both the consumer direct and business to business channels.  Moreover, FiNet.com was not insulated from recent increases in interest rates and related declines in refinance volume.
          -    Overall revenues for FY99 were $22.4 million and total loan volume was
            $1.3 billion, compared to FY98 revenues of  $15.2 million and total loan volume of $572 million respectively.
          -    Consumer channel revenues for FY99 were $3.0 million, compared to $0.8 million in FY98.  Loan volume was $264 million in FY99 compared to $46 million in FY98.
          -    Business to business channel revenues for FY99 were $19.4 million, compared to $14.4 million in FY98.  Loan volume was $1.0 billion in FY99, compared to $526 million in FY98.

     2.)  Revenue Enhancement
       We have signed a Letter of Intent to acquire an east coast based on-line mortgage financing firm. We are currently conducting due diligence and expect to conclude a definitive agreement in July. Subject to completing regulatory approvals and due diligence, this stock-for-stock acquisition will more than double FiNet.com's consumer channel revenues and will create full nationwide scope for our e-commerce lending capabilities.  FiNet.com believes that this strategic acquisition would reduce the company's reliance on refinances because of the target company's historic strength in originating loans for home purchases.
       Unique visitors to our consumer web sites increased to 166,000, or 159%
          over the previous quarter, and unique visitors and loan applications have continued to increase in recent weeks.  We have entered into new strategic marketing agreements with web portals such as GetSmart, Xoom.com, Ask.com,
          Homeseekers.com, Cox Interactive Media; and expect these and additional new alliances to be very beneficial.  Since approximately 75% of our originations are for refinancings, we have been focussed on developing co-branded and private label marketing relationships oriented to the home purchase market.
       A  new  mortgage auction process has been implemented, where  our
          Interloan.com mortgage professionals electronically submit on-line consumer loan applications to a nationwide auction for bids from approximately 18 lenders.
       Recent estimates state that there are 36,000 mortgage broker businesses who originated 70% of the $1.7 trillion in mortgage loans in 1998.  Our business-to-business approach targets this portion of the mortgage market.  We have been serving mortgage brokers through our Monument Mortgage channel for years by providing on-line technologies for loan processing, underwriting and closings.  We have taken steps to aggressively expand this business by creating new customer service teams, adding sales staff, and expanding state licenses to 30+ states in order to expand our reach outside our base states in the western United States.

     3.)  Corporate Reorganization
       We have closed and consolidated the operations of MICAL Mortgage and
          Coastal Federal Mortgage, incurring substantial charges while creating future savings of approximately $10 million in annual operating expenses.  Our goal is to be a low- cost provider of on-line mortgage services nationwide.
       The executive management team was rounded out with the additions of Kevin
          Gillespie, Executive Vice President - Sales & Marketing, and Chris Skeadas,
          Executive Vice President - Chief Technology Officer.  Both have considerable experience and success in building and managing nationwide organizations.
       We  officially  changed our name from Finet Holdings  Corporation
          (Nasdaq:FNHC) to FiNet.com, Inc. (Nasdaq:FNCM).
       Dan Rawitch has been appointed Vice Chairman and will continue to focus on strategic partnerships, investor relations, and marketing alliances.  His former title of President has been assumed by Mark L. Korell, Chairman and
          CEO.
       FiNet.com has also strengthened its middle management team, and is geared to be a national leader in both on-line mortgage originations to consumers through our Interloan.com channel featuring more than 50 lenders; and with mortgage broker businesses, through our Monument Mortgage channel.  We are developing enhanced web sites and operations by incorporating the latest software components from leading vendors with our Smithsonian award-winning
          iQualify technology.

A telephone conference call hosted by CEO Mark Korell to review the company's outlook, positioning and results will be held Thursday, June 24, 1999 at 4:30 p.m. (Eastern Time): Call-In Number: (800) 633 - 8549. The conference call will also be simulcast over the Internet through the vcall web site at http:
//www.vcall.com. Listeners should go to the web site before the call and download necessary audio software.

About FiNet.com

     FiNet.com, Inc., "America's Home Finance Network" including its wholly owned subsidiaries (the "Company"), is a leading provider of e-commerce home financing services that facilitates home ownership through a variety of technology-based products and automated services for consumers and mortgage broker businesses. The Company offers automated financing solutions directly to consumers through its www.interloan.com on-line home financing web site and to mortgage broker businesses through Monument Mortgage.

Safe Harbor
Certain statements in this press release, including statements regarding the anticipated development and expansion of the Company's business, and the intent, belief or current expectations of the Company, its directors or its officers, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.




                       FiNET.COM, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                   April 30
          (Dollars in thousands, except shares and per share amounts)


                                                  1999          1998
    ASSETS
    Cash and cash equivalents                  $  4,202      $  1,993
    Accounts receivable                           2,245        26,186
    Mortgages held for sale                      33,438        63,034
    Mortgage servicing rights                     2,693         5,478
    Furniture, fixtures & equipment               1,575         1,441
    Other                                         1,102         3,336
                                             ----------    ----------
   Total assets                                $ 45,255      $101,468


    LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities:
    Warehouse and other lines of credit        $ 33,038      $ 86,659
    Accounts payable                                517         2,951
    Notes payable and capitalized leases            481           860
    Accrued expenses and other liabilities        4,531         2,139
    Convertible subordinated debentures              --         5,500
                                               --------      --------
    Total liabilities                          $ 38,567      $ 98,109


    Stockholders' equity:
    Common stock                               $    786      $    321
    Paid-in capital                              53,782        13,675
    Accumulated deficit                         (47,880)      (10,637)
                                             ----------    ----------
    Total stockholders' equity                 $  6,688      $  3,359

    Total liabilities and stockholder's equity $ 45,255      $101,468



                     FiNET.COM, INC. SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS

    (Dollars and amounts in thousands - except per share amounts)


                                      Fiscal Year Ended
                                           April 30
                                     1999          1998
                                    ------        ------
   Revenues                      $  22,413    $   15,160
   Cost of Revenues                 35,064        14,718
   Gross Profit                    (12,651)          442

   Operating Expenses               20,906         9,175

   Loss from Operations            (33,557)       (8,733)

   Other Expenses:
    Other interest expense           2,976           420

   Loss Before Income
    Taxes                          (36,533)       (9,153)
   Income tax expense                    5           226
   Net Loss                        (36,538)       (9,379)
   In-substance
      preferred dividend               705            --
   Net Loss for
    Common Shareholders           $(37,243)      $(9,379)


   Basic and diluted
    net loss per
    common share                    $(0.79)        $(.31)
   Shares used in computing
    basic and diluted
    share data                      46,867        30,433


                    FiNet.com Quarterly E-Commerce Activity
                               Fiscal Year 1999



Interloan.com:

                                   3rd Qtr.            4th Qtr.
Number of unique visitors            38,914              94,254
Number of applications                   N/A                437
Number of closed loans                  210                 202
Percentage of closed loans                0.54%               0.21%

Note:  unique visitors are user sessions non-inclusive of pages viewed
  (i.e. hits)

Example: one user can tally upwards of 10 hits during one unique user session.


iQualify.com:

                                        3rd Qtr.            4th Qtr.
Number of unique visitors                25,466              72,204
Number of paid underwriting decisions       328                 743
Number that proceeded to select a lender    148                 350
Percentage of paid underwriting decisions     0.58%               0.48%

Note:  unique visitors are user sessions non-inclusive of pages viewed
  (i.e. hits)

Example: one user can tally upwards of 10 hits during one unique user session.


Business to consumer:

                                   3rd Qtr.            4th Qtr.
Number submissions                   1,647                1,349
Number of loans closed               1,217                  916
Number of online loans closed          625                  536
Percentage of online loans closed       51%                 59%


SOURCE:  FiNet.com

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